FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: April 2, 2010

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

March 31, 2010

Russian daily Vedomosti, Igor Tsukanov

The Ministry of Communications and Mass Media of the Russian Federation (Mincomsvyaz for short) voiced its support of Svyazinvest’s proposal to entrust Rostelecom instead of Vnesheconombank with buying the blocking stake in Svyazninvest. Svyazinvest CEO Mr. Evgeny Yurchenko believes that it would accelerate the asset swap transaction and would be more beneficial to Svyazinvest.

Mr. E. Yurchenko sent to the Communications and Mass Media Minister Mr. Igor Shchegolev a letter regarding the purchase by the government of the 25%+1 share of Svyazinvest held by Comstar-UTS since late 2006. This was reported by a source close to Svyazinvest and confirmed by Mr. E. Yurchenko. A representative of Mincomsvyaz clarified that the letter had been received the previous day.

According to all Vedomosti’s sources the letter listed a number of points in favor of Rostelecom’s buying the blocking stake in Svyazinvest from Comstar instead of its buy-out by VEB as was initially envisaged.

In October 2009 Prime-Minister V. Putin approved the deal structure calling for transfer by Comstar of 25%+1 share in Svyazinvest to VEB in exchange for relief of Comstar from liability under Sberbank loan of RUR26 billon (the liability should be assigned to VEB). Simultaneously JSFC Sistema (Comstar’s controlling company) should arrange for a sale to Svyazinvest of 100% of a cellular operator SkyLink, while Comstar should receive from Svyazinvest a 23.3% stake in MGTS. Ernst&Young’s valuation of the blocking stake amounted to RUR26 billion, 100% in SkyLink — to RUR9.4 billion and 23.3% in MGTS — to 9.7% billion.

In late 2009 Svyazinvest, Sistema and Comstar signed a memorandum to agree that the swap deal should be completed before February 15, 2010.  But the deal is delayed due to the lack of the government directive to exclude the 23.3% stake in MGTS from the state property list and lack of VEB readiness. VEB  Supervisory Board in December 2009 approved the purchase of 25%+1 share in Svyazinvest, but subject to certain conditions, in particular, that VEB which owns 9.8% interest in Rostelecom should receive for beneficial holding another 29.9% stake acquired by Deposit Insurance Agency (DIA). V. Putin directed DIA to transfer the shares to VEB in late January 2010, but the agreement has not been signed yet as was acknowledged by DIA’s First Deputy General Director Mr. Valery Miroshnikov: in fact DIA approved the agreement, now it’s up to VEB in its turn to countersign it. VEB spokesman wouldn’t comment on the situation, and a source close to the bank recommended waiting for several days.

Should Rostelecom replace VEB in the deal the swap will be completed sooner, Mr. E. Yurchenko believes. Replacement of the buyer does not change the nature of the deal so the government should not oppose the replacement, he surmised. And Rostelecom could finance the purchase quite easily by issuing long-term bonds.

By May 2010 reorganization of Svyazinvest should result in merging its seven Inter-Regional Companies (IRCs) into Rostelecom as the core company, and the managing holding might be wound up. Should this happen the stake in Svyazinvest to be bought by Rostelecom will be converted into treasury shares of Rostelecom itself.

Mr. E. Yurchenko’s letter contains another statement in favor of a deal with Rostelecom, so say sources in Svyazinvest and the Ministry. Even if the blocking stake in the holding is to be purchased by VEB, the latter will buy it on condition that in a few years these shares should be bought by the united Rostelecom. The bank asks for a premium of around 8% p.a. to the purchase price, according to a source close to Svyazinvest — in these circumstances Rostelecom will be better off, if it buys the stake now. VEB’s representative would not comment on this.

The Ministry representative said that Mincomsvyaz was in favor of Mr. E. Yurchenko’s proposal. The Prime-Minister’s Press Secretary Dmitry Peskov yesterday couldn’t clarify the government position, while Sistema’s representative refused to make any comment.

Rostelecom will be able to issue bonds at a discount of 50-75 basis points as compared to the current yield curve of bonds issued by IRCs, believes Leonid Ignatyev, an analyst from Bank of Moscow. In the last deals yesterday Volgatelecom bonds were traded with the yield of 7.9-10.5%, yield of CenterTelecom’s bonds was 5.95%, Southern Telecommunications Company — 4.94%.

OJSC Svyazinvest is a managing company, controlling Rostelecom — a long-distance carrier, seven Inter-Regional Companies, Central Telegraph, Dagsvyazinform, and others. Shareholders: Rosimuschestvo (State Property Management agency) — 75% less 1 share, Comstar-UTC — 25% plus 1 share. Financial performance (2009, consolidated data according to RAS): revenue — RUR258.8 billion, EBITDA — RUR88.1 billion, net profit —RUR27.9 billion.

March 31, 2010

RBC daily, Elizaveta Sergina, Anton Bursak, Igor Pylaev

Call in three years: Rostelecom is willing to buy 10% of its shares from VEB before 2013

With just a few months left before Svyazinvest reorganization its success depends essentially on the approval of shareholders of all of the state-owned holding’s daughter companies. In order to ensure support of VEB Rostelecom is prepared to buy from the bank 10% of Rostelecom’s own shares within 3 years at RUR230 per share — exactly at that price the shares were sold by KIT Finance in 2009. After Svyazinvest reorganization Rostelecom’s share price according to analysts’ estimates will not be higher than RUR130, therefore the Development Bank will not loose on the deal.

A source inside Rostelecom’s board told RBC daily that the company agreed to buy its shares from the bank during three years. According to the source the put option terms and conditions envisage the purchase price of RUR230 per share — exactly the same price the Development bank paid when it purchased the shares from KIT-Finance. In 2008 KIT-Finance started financial restructuring and had to sell its stake in Rostelecom. In summer 2009 the securities were purchased and VEB at that time acquired 10% of the telecom operator. Currently the price of Rostelecom ordinary shares is slightly over RUR146 per share.

A source from the banking circles is also aware of the existing “preliminary agreement”, referring to a purchase of shares of the united Rostelecom, as the sources specified. The Development Bank’s stake will be diluted as a result of an additional issue, though the quantity of shares will remain the same. The agreement terms imply that in the event of a buy-out VEB will be also paid some interest. The interest amount will depend on the time the option is exercised, - said the source close to Svyazinvest itself.

Sources close to the operator earlier told RBC daily that the option was essential to ensure that all parties would be interested in the reorganization of the holding. “In this way VEB will have guarantees that its stake will not be devalued after the reorganization, while Svyazinvest in its turn will guarantee that the reorganization is approved by all its shareholders” — one of RBC daily sources said. The holding reorganization is to be approved at the shareholders’ meeting later this summer. Deposit Insurance Agency (DIA) also took part in the purchase of Rostelecom shares from KIT-Finance buying about 29.9% in the operator and transferring them to VEB for management. A source close to the agency says Rostelecom also undertakes to buy this stake likewise by making an option contract similar to the one proposed for VEB.

DIA’s First Deputy General Director Valery Miroshnikov says that until now they have received no proposal regarding arrangements of Rostelecom share purchase. “I’m familiar with the gist of Rostelecom’s proposal. But first of all they should approach VEB with the proposal, because the state corporation holds our stake in trust management”- Mr. V. Miroshnikov said. He also adds that if the Development Bank approves the variant proposed by Rostelecom DIA will raise no objections. “The option program suggested by the operator is beneficial to us, as it offers some sort of insurance in the event that the share price falls below RUR230 per share” — Mr. V. Miroshnikov is certain.

A source close to the holding reported that until now only VEB has been taking part in the negotiations. The source is confident that “DIA has not been contacted for two months already, though essentially the transfer of the stake for trust management changed nothing — we have to agree with DIA directly”.

Official representatives of Svyazinvest yesterday refused to comment. VEB failed to answer RBC daily’s enquiry yesterday evening. A source close to the holding insists that the option agreement imposes no obligations on the state corporation; should the bank wish so it could sell the shares at the current market price. “Based on the forecasts contained in Svyazinvest information material, including synergy valuation, market capitalization forecast, etc., the united Rostelecom’s share price could be valued at RUR133. Our own estimate put the price slightly lower — at RUR120 per share. Though the price will probably rise” — argues Anna Kurbatova, an analyst from Gasprombank.